EXHIBIT 3

PL Capital Group, Polonia Bancorp’s Largest Outside Shareholder, Calls for “Second Step” Transaction

May 9, 2011, CHATHAM, N.J.—In an effort to create shareholder value, the largest outside shareholder of Polonia Bancorp (the “Company”) (OTCBB: PBCP), the PL Capital Group, announced today that it has urged the Company to commence a so-called “second step” transaction as soon as practicable.  The PL Capital Group outlined the benefits to shareholders that it sees of completing such transaction in a letter to the Company’s board of directors dated May 6, 2011.

While the PL Capital Group generally supports the Company’s management, despite the fact that the Company’s operating and financial performance have been weak over the past six years and the stock has declined 43% since the 2007 IPO, the PL Capital Group firmly believes that completing a second step transaction as soon as practicable is in the best interests of the Company and its shareholders.  As the PL Capital Group noted in the letter to the board, it believes the time to complete a second step transaction is now because:

•	The market for second step transactions has recently been favorable, after several years of poor conditions;

•	Shareholders have not yet received any value from the Company since its IPO;

•	The Company is not currently paying any dividends, so shareholders are not being compensated for waiting for a second step;

•	There is no longer any potential accretion (to the second step valuation) from stock buybacks because the buyback program has been suspended; and

•
There is little potential for accretion in book value or accretion to the second step valuation due to accumulated earnings because the Company is unlikely to have significant earnings in 2011 or 2012.

The PL Capital Group also noted in the letter to the board that it believes a second step transaction is in the best interests of the Company and its shareholders because:

•	It believes that the Company would be able to complete a second step transaction at a reasonably attractive valuation for shareholders (a likely premium to the current stock price) as noted below:

o
A second step transaction completed at 65% of pro-forma book value would generate an exchange ratio of approximately $8.30 and at 70% of pro-forma book value would generate an exchange ratio of approximately $9.30—compared to the current price of $5.75

•	A second step transaction would:

o	Create more liquidity in the stock;

o	Create capital for stock buybacks, dividends, benefit plans to reward and retain key employees and an increased ESOP for all employees;

o	Provide capital for future growth; and

o	Improve regulatory capital ratios.

In the letter to the board, the PL Capital Group went on to state that it can “see no reason for the board to delay a second step transaction.  In [its] opinion, failing to take advantage of this window of opportunity to effect a second step transaction would be negligent on the part of the board.”  For this reason, the PL Capital Group is strongly encouraging the board to approve and complete a second step transaction as soon as practicable.

Contact:  PL Capital Group, Richard Lashley (973-360-1666) or John Palmer (630-848-1340)